UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi- Tech Zone, Chengdu, Sichuan Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Change of Directors

Effective December 31, 2024, Mr. Hen Man Edmund resigned as the Chief Financial Officer of Antelope Enterprise Holdings Limited (the “Company” or the “Registrant”). The resignation of Mr. Hen Man Edmund was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective December 31, 2024, Ms. Xiaoying Song, an existing director, was appointed to serve as the new Chief Financial Officer and the new executive director of the Company, by the affirmative vote of the members of the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2024	ANTELOPE ENTERPRISE HOLDINGS LTD.

	By:	/s/ Tingting Zhang
Tingting Zhang
Chief Executive Officer